Exhibit 4.5

NON-QUALIFIED STOCK OPTION AGREEMENT

Isolagen, Inc., a Delaware corporation (the “Company”), hereby grants to John Fudala (the “Optionee”), a non-qualified stock option (the “Option”) to purchase a total of 35,000 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at the price as determined as provided herein (the “Option Agreement”).

Optionee was originally issued this Option as of October 18, 2004 (the “Date of Grant”).  The Option contained a vesting provision that provided for the vesting of the Shares issued hereunder in three equal annual increments.  Effective December 31, 2005, the Company’s Board of Directors approved the acceleration of all options issued to the Company’s employees and directors as of such date.  This Option sets forth the terms and conditions of the accelerated Option hereby issued to the Optionee.

1.             Nature of Option.  This option is not intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

2.             Exercise Price.  The exercise price of this Option is $8.70 per share of Common Stock acquired on exercise (the “Exercise Price”).  The number of Shares and Exercise Price are subject to adjustment as provided herein.

3.             Term of Option; Termination of Option.

a.             This Option shall expire and may not be exercised after October 18, 2009; provided that, and notwithstanding anything to the contrary herein, this Option shall automatically terminate upon the happening of the first of the following events:

(i)            The expiration of the three-month period after the Optionee ceases to be employed by, or provide service to, the Company, if the termination is for any reason other than Disability (as defined herein), death or Cause (as defined herein).

(ii)           The expiration of the one-year period after the Optionee ceases to be employed by, or provide service to, the Company on account of the Optionee’s Disability.

(iii)          The expiration of the one-year period after the Optionee ceases to be employed by, or provide service to, the Company, if the Optionee dies while employed by, or providing service to, the Company or while the Option remains outstanding as described in subparagraph (i) or (ii) above.

(iv)          The date on which the Optionee ceases to be employed by, or provide service to, the Company for Cause.  In addition, notwithstanding the prior provisions of this paragraph, if the Optionee engages in conduct that constitutes Cause after the Optionee’s employment or service terminates, the Option shall immediately terminate.

b.             “Disability” means Optionee becoming disabled within the meaning of the Code, within the meaning of the Company’s long-term disability plan applicable to the Optionee, if any, or as otherwise determined by the Compensation Committee of the Company’s Board of Directors (“Committee”).  “Cause” means, except to the extent otherwise specified by the Committee, a finding by the Committee of Optionee’s incompetence in the performance of duties, disloyalty, dishonesty, theft, embezzlement, or unauthorized disclosure of customer lists, product lines, processes or trade secrets of the Company, individually or as an employee, partner, associate, officer or director of any organization.

4.             Exercise of Options.  This Option shall be exercisable during its term, subject to Section 3 above and the following provisions:

a.             Vesting Period.  The Option is immediately exercisable in full.

b.             Method of Exercise.  This Option is exercisable by delivery to the attention to the Secretary of the Company, no fewer than five business days prior to the proposed effective date of exercise of this Option Agreement, a written notice, signed by the Optionee, specifying the number of Shares to be acquired on, and the effective date of, such exercise.

c.             Method of Payment.  Payment of the Exercise Price for the Shares purchased under this Option shall be delivered to the Company on the effective date of exercise by one or any combination of the following: (i) Cash, (ii) Certified Check, (iii) Bank Cashier’s Check, (iv) Wire Transfer, or (v) any other method expressly approved by the Committee.

5.             Restrictions on Exercise.  This Option may not be exercised if the issuance of such Shares or the method of payment of this consideration for such Shares would constitute a violation of any applicable federal or state securities or other laws or regulations, or any rules or regulations of any stock exchange on which the Common Stock may be listed.

6.             Non-Transferability of Option.  During the lifetime of the Optionee, the Optionee may only exercise this Option.  This Option is not assignable or transferable otherwise than by will or by the laws of descent and distribution or pursuant to certain domestic relations orders.  The terms of this Option Agreement shall be binding on the Optionee’s heirs and successors and on the administrators and executors of the Optionee’s estate.  Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this Option or of such rights contrary to the provisions hereof, or upon the levy of any attachment or similar process upon this Option or such rights, this Option and such right shall, at the election of the Company, become null and void.

7.             Adjustments.  If there is any change in the number or kind of shares of Common Stock outstanding (i) by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) by reason of a merger, reorganization or consolidation, (iii) by reason of a reclassification or change in par value, or (iv) by reason of any other extraordinary or unusual event affecting the outstanding Common Stock as a class without the Company’s receipt of consideration, or if the value of outstanding shares of Common Stock is substantially reduced as a result of a spinoff or the Company’s payment of an extraordinary dividend or distribution, the number of shares of Common Stock Optionee may receive hereunder, and the price per share of this Option may be appropriately adjusted by the Committee to reflect any increase or decrease in the number of, or change in the kind or value of, issued shares of Common Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under this Option; provided, however, that any fractional shares resulting from such adjustment shall be eliminated. Any adjustments determined by the Committee shall be final, binding and conclusive.

8.             Consequences of a Change of Control.

a.             “Change of Control” shall be deemed to have occurred if, or upon:

(i)            Any “person” [as such term is used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)] becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the

Company representing more than 50% of the voting power of the then outstanding securities of the Company; provided that a Change of Control shall not be deemed to occur as a result of a transaction in which the Company becomes a subsidiary of another corporation and in which the shareholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such shareholders to more than 50% of all votes to which all shareholders of the parent corporation would be entitled in the election of directors; or

(ii)           The consummation of (1) a merger or consolidation of the Company with another corporation where the shareholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such shareholders to more than 50% of all votes to which all shareholders of the surviving corporation would be entitled in the election of directors, (2) a sale or other disposition of all or substantially all of the assets of the Company, or (3) a liquidation or dissolution of the Company.

b.             In the event of a Change of Control, the Committee may take any one or more of the following actions with respect to this Option, without the consent of the Optionee: (1) the Committee may determine that the Option shall be fully exercisable, as of the date of the Change of Control or at such other time or subject to specific conditions as the Committee determines, (2) the Committee may require that the Optionee surrender this Option in exchange for one or more payments by the Company, in cash or Common Stock as determined by the Committee, in an amount equal to the amount by which the then Fair Market Value of the shares of Common Stock subject to the Optionee’s unexercised portion of this Option exceeds the Exercise Price, if any, and on such terms as the Committee determines, (3) after giving the Optionee an opportunity to exercise the outstanding vested portion of this Option, the Committee may terminate any or all unexercised or unvested portion of the Option at such time as the Committee deems appropriate, or (4) the Committee may determine that the Option shall remain outstanding after the Change of Control and shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Such acceleration, surrender, termination, settlement or assumption shall take place as of the date of the Change of Control or such other date as the Committee may specify.

c.             “Fair Market Value” of Common Stock means, unless the Committee determines otherwise, (1) if the principal trading market for the Common Stock is the American Stock Exchange or another national securities exchange, the “closing transaction” price at which shares of Common Stock are traded on such securities exchange on the relevant date or (if there were no trades on that date) the latest preceding date upon which a sale was reported, (2) if the Common Stock is not principally traded on a national securities exchange, but is quoted on The Nasdaq Stock Market, Inc. National Market System (“NMS”) or Small-Cap Market (“Small-Cap”), the NASD OTC Bulletin Board (“OTCBB”) or the Pink Sheets, the last reported “closing transaction” price of Common Stock on the relevant date, as reported by the NMS, Small-Cap, OTCBB or Pink Sheets, or, if not so reported, as reported in a customary financial reporting service, as the Committee determines, or (3) if the Common Stock is not publicly traded or, if publicly traded, is not subject to reported closing transaction prices as set forth above, the Fair Market Value per share shall be as determined by the Committee. Notwithstanding the foregoing, for federal, state and local income tax purposes, the Fair Market Value may be determined by the Committee in accordance with uniform and non-discriminatory standards adopted by it from time to time.

9.             Grant Subject to Committee.  The Committee shall have the authority to interpret and construe the terms of this Option, and its decisions shall be conclusive as to any questions arising hereunder.

10.          No Employment or Other Rights.  The grant of this Option shall not confer upon the Optionee any right to be retained by or in the employ or service of the Company and shall not interfere in any way with the right of the Company to terminate the Optionee’s employment or service at any time.  Subject to any other agreement between the parties, the right of the Company to terminate at will the Optionee’s employment or service at any time for any reason is specifically reserved.

11.          No Shareholder Rights.  Neither the Optionee, nor any person entitled to exercise the Optionee’s rights in the event of the Optionee’s death, shall have any of the rights and privileges of a shareholder with respect to the Shares subject to the Option, until certificates for Shares have been issued upon the exercise of the Option.

12.          Independent Legal and Tax Advice.  The Optionee has and will obtain independent legal and tax advice regarding the grant and exercise of this Option and the disposition of the Shares acquired thereby.

13.          Amendment.  This Option Agreement may not be amended, modified, or waived except by a written instrument signed by the party against whom enforcement of any such modification, amendment, or waiver is sought.

14.          Governing Law.  This Option Agreement shall be governed by and shall be construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any conflict of law provisions.

15.          Supersedes Prior Agreements.  This Option Agreement shall supersede and replace all prior oral agreements and understandings, not set forth in an Option Agreement in the form of a formal agreement substantively similar to this Option Agreement, between the Company and the Optionee regarding the grant of any options or other derivative securities.

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DATE OF GRANT:	October 18, 2004

ISOLAGEN, INC.

By:

Name:

Title:

The Optionee has reviewed this Option Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option Agreement, and fully understands all terms and conditions of this Option Agreement.  The Optionee hereby agrees to accept as binding, conclusive, and final all decisions or interpretations of the Compensation Committee of the Company’s Board of Directors on any questions arising under this Option Agreement.

By OPTIONEE:

John Fudala